FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1  Press Release
November 7, 2006

GOLD RESERVE APPOINTS MANDATED LEAD ARRANGERS FOR THE BRISAS PROJECT DEBT FINANCING

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: November 7, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE APPOINTS MANDATED LEAD ARRANGERS FOR THE BRISAS PROJECT DEBT FINANCING

Gold Reserve Inc.

NR-06-13

GOLD RESERVE APPOINTS MANDATED LEAD ARRANGERS FOR THE BRISAS PROJECT DEBT FINANCING

November 7, 2006 - Gold Reserve Inc. (TSX:GRZ - AMEX:GRZ) has appointed Corporacion Andina de Fomento (CAF), Export Development Canada (EDC), UniCredit Group (HVB) and WestLB AG (WestLB) of Germany as Mandated Lead Arrangers (MLA's) to arrange up to US $425 million of project debt for the Brisas gold/copper project located in southeast Venezuela.

Doug Belanger, President of Gold Reserve, stated, "We are very pleased to be working with the appointed MLA's, each of whom bring extensive experience in mining and structured finance. This is a very important milestone in achieving our corporate objective of placing the Brisas project into production."

Gold Reserve Inc. is a Canadian company which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.

Corporacion Andina de Fomento (CAF) is a multilateral financial institution whose mission is to promote the sustainable development of its shareholder countries and regional integration. Its current membership comprises 17 countries in Latin America, the Caribbean and Europe, namely: Argentina, Bolivia, Brazil, Colombia, Costa Rica, Chile, Dominican Republic, Ecuador, Jamaica, Mexico, Panama, Paraguay, Peru, Spain, Trinidad & Tobago, Uruguay and Venezuela, along with 16 private banks from the Andean region. With its headquarters in Caracas, Venezuela, CAF has representative offices in La Paz, Brasilia, Bogota, Quito and Lima. For more information visit the CAF website www.caf.com.

EDC is Canada's official export credit agency that provides financing, insurance and bonding products and services to foreign borrowers in support of Canadian exporters and investors. www.edc.ca

UniCredit Group (HVB) is one of Europe's largest financial institutions. For almost 20 years HVB, as part of the UniCredit Group, has been an active finance house catering to the needs of its diverse and broad client base. With highly experienced industry specialists and regional coverage the Group is well positioned to provide solutions for its mining customers.
http://profile.hypovereinsbank.de/

WestLB AG is one of Germany's leading financial institutions with an extensive global network across all continents. WestLB's Metals and Mining Franchise is represented in each of the world's leading mining finance centres (London, New York, Toronto, Sydney and Johannesburg) and is focused on delivering structured financial solutions for mining companies. www.westlb.com

Any loans are contingent on the receipt of the "Permit to Affect the Natural Resources" from the Venezuelan Ministry of the Environment (MINAMB). They are also subject to satisfactory due diligence findings, sufficient equity capital being raised for the project, final credit committee approval and other conditions precedent. This announcement does not constitute a firm commitment by the aforementioned MLA's to obtain or supply the resources necessary for such financing. Future events and the actual financing, if any, as well as results, may differ materially from the events described above.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION:
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634